

Mail Stop 3720

January 25, 2008

Mr. Vladimir Fedyunin
Chief Executive Officer
  and Chief Financial Officer
Vanguard Minerals Corporation
601 Union Street
Two Union Square, 42nd Floor
Seattle, WA 98101

> **RE: Vanguard Minerals Corporation (frmly Knewtrino, Inc.)**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Form 10-QSB for Fiscal Quarters Ended March 31, 2007, June 30, 2007**
> **and September 30, 2007**
> **File No. 000-51640**

Dear Mr. Fedyunin:

        We have reviewed your supplemental response letter dated January 10, 2008 as well as the above referenced filings and have the following comments. As noted in our comment letter dated September 17, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

General

1.   Please file an Item 4.02 Form 8-K reporting your restatements.

2.   As requested in our original letter, please provide, in writing, a statement from the company acknowledging that
   - the company is responsible for the adequacy and accuracy of the disclosure in the filings;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
   - the company may not assert staff comments as a defense in any proceeding

proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

3.   We note your response to comments 1 and 2. Please tell us when you plan to file your amended Form 10-KSB for the fiscal year ended December 31, 2006. We may have additional comments once we have reviewed your revised disclosures.

Form 10-QSB/A for the Fiscal Quarter Ended September 30, 2007

Interim Statement of Stockholders' Equity, page 8

4.   We note your response to comment 3. Based on your revised disclosure, it appears that you have allocated $863,112 ($420 + $209,580 + $653,112) to the common shares issued in your private placement and $210,000 to the warrants issued. This results in a total of $1,073,112 allocated to instruments issued in the private placement, for which you received $420,000. It is unclear how you determined the appropriate accounting for this transaction. Please revise your accounting to allocate the proceeds you received between the stock and warrants issued; or explain to us why your accounting treatment and allocation of the proceeds for this transaction is appropriate.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Joseph Kempf, Senior Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director